UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number:  0-30628


                                  ALVARION LTD.
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                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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The following are included in this report on Form 6-K:

                                                                   Sequential
        Exhibit                         Description                Page Number
        -------                         -----------                -----------

         1.
                    Press release on Innovative Carriers
                    Demonstrate Pan European Wimax Services
                    using Alvarion's Breezemax

                    , dated February 13, 2006                               4








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                                                        SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ALVARION LTD.



Date: February 13, 2006             By: /s/ Dafna Gruber
                                        -----------------------------
                                    Name: Dafna Gruber
                                    Title: Chief Financial Officer







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                                    EXHIBIT 1
Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252 ..                  +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------

                              FOR IMMEDIATE RELEASE

               INNOVATIVE CARRIERS DEMONSTRATE PAN EUROPEAN WIMAX
                       SERVICES USING ALVARION'S BREEZEMAX

          Multimedia WiMAX Applications Being Demonstrated During 3GSM by Three Carriers with Commercial BreezeMAX(TM) Networks


Barcelona, Spain, February 13, 2006 - While activity bustles on the show floor at the 3GSM World Congress here, three innovative carriers, who currently operate commercial WiMAX networks using Alvarion's (NASDAQ: ALVR) BreezeMAX system, will be demonstrating the delivery of pan European multimedia services over wireless broadband. Iberbanda (Spain), Irish Broadband (Ireland) and MobileCity (Sweden)--all of whom have also deployed the BreezeMAX PRO CPE using the Intel WiMAX chip--are linking up their networks to give a glimpse of WiMAX services to press and government authorities. The demonstration will be held in the Pueblo Espanol Castle of Barcelona on Wednesday, February 15th, beginning at 13:45.

"This is another significant WiMAX milestone for Alvarion as the first vendor to support continent-wide commercial WiMAX services," said Tzvika Friedman, CEO and President of Alvarion. "Participants will witness first hand the quality of service, reliability, and product quality that has made BreezeMAX the WiMAX platform of choice in more than 150 deployments worldwide. `Broadband everywhere' services enabled by WiMAX will improve everyone's lifestyles and productivity, and this demonstration is the start of that reality and part of our all IP, Personal Broadband vision for the telecommunications industry going forward."

BreezeMAX, Alvarion's WiMAX platform, was designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 150 installations in more than 30 countries around the world.

Participating in the 3GSM World Congress being held February 13-16, 2006, in Barcelona, Spain, Alvarion's booth is located in Hall 2 (#F10a).


            ......                  ###


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About Iberbanda

Iberbanda is an innovative broadband communications provider utilizing wireless local loop technology in its own access network deployed in Spain. The company offers managed bandwidth services plus a new generation of telephony, Internet access, hosting, data transmission and online IT solutions. Iberbanda is a member of WiMAX Forum. For more information, please visit www.iberbanda.es

About Irish Broadband

Irish Broadband is a subsidiary of NTR plc, Ireland's leading private sector developer, financier and operator of public and environmental infrastructure. Irish Broadband obtained a telecommunications licence from the Office of the Director of Telecommunications (ComReg) in July 2002 and began customer connections in August 2002. Irish Broadband currently holds 3.5GHz spectrum licenses in 27 regions around Ireland including Dublin, Cork, Limerick, Galway, Waterford, Drogheda and Dundalk, Athlone, Arklow, Ennis, Kilkenny, Letterkenny, Newbridge, Portlaoise, Wexford and Carlow. For more information, visit www.irishbroadband.ie

About MobileCity

MobileCity is a profit and competence center in Skellefte, Sweden, where industrial businesses and universities collaborate on research and product development within one of the most expansive and exciting fields in today's world: wireless communications. MobileCity is located close to Campus Skellefte, a melting pot for innovative businesses and universities. For more information, visit www.mobilecity.se

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum(TM) is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in


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this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.




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